UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 6-K
_______________________
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: August, 2018
Commission File Number: 001-37946
_______________________
Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)
_______________________
354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)
_______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F □    Form 40-F x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): □

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes □    No x
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

Effective January 1, 2018, Algonquin Power & Utilities Corp. (the “Company”) revised its financial statements to use U.S. dollars as its reporting currency. Consistent with this change, the Company is amending and refiling its financial statements and MD&A as reported in its Annual Report on Form 40-F, filed on March 8, 2018, to retrospectively apply the revisions to its reporting currency. Note 1(a) to the amended financial statements describes the revisions to the financial statements due to the effects of changes in the Company’s reporting currency, adoption of the applicable new accounting principles and updates to subsequent events disclosure.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (Nos. 333-177418, 333-213648, 333-213650 and 333-218810), Form F-10 (No. 333-216616) and Form F-3D (No. 333-220059) and be deemed a part thereof from the date on which this report is furnished, except to the extent superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ALGONQUIN POWER & UTILITIES CORP. (Registrant)

Date: August 9, 2018	By:	/s/ David Bronicheski
	Name:	David Bronicheski
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Audited Annual Financial Statements of the Registrant for the years ended December 31, 2017 and 2016, reissued to reflect the change in reporting currency to the U.S. dollar

99.2	Management’s Discussion and Analysis for the years ended December 31, 2017 and 2016

99.3	Consent Letter from Ernst & Young, LLP

99.4	Interactive Data File